UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2014

Commission File Number: 001-31221

Total number of pages: 83

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 31, 2014	By:	/s/ MUTSUO YAMAMOTO
Mutsuo Yamamoto Head of Investor Relations

Information furnished in this form:

1.	Earnings release for the nine months ended December 31, 2013
2.	Results for the first nine months of the fiscal year ending March 31, 2014

Earnings Release	January 31, 2014
For the Nine Months Ended December 31, 2013	[U.S. GAAP]

Name of registrant:	NTT DOCOMO, INC. (URL http://www.nttdocomo.co.jp/)
Code No.:	9437
Stock exchange on which the Company’s shares are listed:	Tokyo Stock Exchange-First Section
Representative:	Kaoru Kato, Representative Director, President and Chief Executive Officer
Contact:	Norihiro Demizu, Senior Manager, General Affairs Department / TEL +81-3-5156-1111
Scheduled date for filing of quarterly report:	February 6, 2014
Scheduled date for dividend payment:	—
Supplemental material on quarterly results:	Yes
Presentation on quarterly results:	Yes (for institutional investors and analysts)

(Amounts are rounded off to the nearest 1 million yen.)

1. Consolidated Financial Results for the Nine Months Ended December 31, 2013 (April 1, 2013 - December 31, 2013)

(1) Consolidated Results of Operations

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2013	3,363,564	(0.2)%	688,661	(1.9)%	703,555	0.6%	430,175	3.3%
Nine months ended December 31, 2012	3,370,795	6.2%	702,180	(5.6)%	699,225	(6.0)%	416,486	5.5%

(Percentages above represent changes compared to the corresponding previous quarterly period)

(Note 1)	Comprehensive income attributable to NTT DOCOMO, INC.:	For the nine months ended December 31, 2013:	470,396 million yen	7.3%
		For the nine months ended December 31, 2012:	438,315 million yen	20.3%
(Note 2)	The consolidated financial statements for the nine months ended December 31, 2012 have been revised for the retrospective application of equity method for an investee.

	Basic Earnings per Share Attributable to NTT DOCOMO, INC.	Diluted Earnings per Share Attributable to NTT DOCOMO, INC.
Nine months ended December 31, 2013	103.74 (yen)	—
Nine months ended December 31, 2012	100.44 (yen)	—

(Note)	As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Basic Earnings per Share Attributable to NTT DOCOMO, INC.” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

(2) Consolidated Financial Position

(Millions of yen, except per share amounts)

	Total Assets	Total Equity (Net Assets)	NTT DOCOMO, INC. Shareholders’ Equity	Shareholders’ Equity Ratio	NTT DOCOMO, INC. Shareholders’ Equity per Share
December 31, 2013	7,243,949	5,627,074	5,590,053	77.2%	1,348.05 (yen)
March 31, 2013	7,169,725	5,410,565	5,368,475	74.9%	1,294.62 (yen)

(Note 1)	The consolidated financial statements for the fiscal year ended March 2013 have been revised for the retrospective application of equity method for an investee.
(Note 2)	As we conducted a 1:100 stock split with an effective date of October 1, 2013, “NTT DOCOMO, INC. Shareholders’ Equity per Share” are calculated on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

2. Dividends

	Cash Dividens per Share (yen)
	End of the First Quarter	End of the Second Quarter	End of the Third Quarter	Year End	Total
Year ended March 31, 2013	—	3,000.00	—	3,000.00	6,000.00
Year ending March 31, 2014	—	3,000.00	—
Year ending March 31, 2014 (Forecasts)				30.00	—

(Note 1)	Revisions to the forecasts of dividends: None
(Note 2)	As we conducted a 1:100 stock split with an effective date of October 1, 2013, dividend forecasts for the fiscal year ending March 31, 2014, take into account the stock split.

3. Forecasts of Consolidated Financial Results for the Fiscal Year Ending March 31, 2014 (April 1, 2013 - March 31, 2014)

(Millions of yen, except per share amounts)

	Operating Revenues		Operating Income		Income Before Income Taxes and Equity in Net Income (Losses) of Affiliates		Net Income Attributable to NTT DOCOMO, INC.		Basic Earnings per Share Attributable to NTT DOCOMO, INC.
Year ending March 31, 2014	4,640,000	3.8%	840,000	0.3%	842,000	1.0%	510,000	3.9%	122.99 (yen)

(Percentages above represent changes compared to the corresponding previous year)

(Note 1)	Revisions to the forecasts of consolidated financial results: No
(Note 2)	As we conducted a 1:100 stock split with an effective date of October 1, 2013. “Basic Earnings per Share attributable to NTT DOCOMO, INC.” for the fiscal year ending March 31, 2014, takes into account the stock split.

* Notes:

(1) Changes in significant subsidiaries	None
(Changes in significant subsidiaries for the nine months ended December 31, 2013 which resulted in changes in scope of consolidation)

(2) Application of simplified or exceptional accounting	None

(3) Changes in accounting policies
i. Changes due to revision of accounting standards and other regulations:	None
ii. Others:	None

(4) Number of issued shares (common stock)
i. Number of issued shares (inclusive of treasury stock):	As of December 31, 2013:	4,365,000,000 shares
	As of March 31, 2013:	4,365,000,000 shares

ii. Number of treasury stock:	As of December 31, 2013:	218,239,900 shares
	As of March 31, 2013:	218,239,900 shares

iii. Number of weighted average common shares outstanding:	For the nine months ended December 31, 2013:	4,146,760,100 shares
	For the nine months ended December 31, 2012:	4,146,760,100 shares

As we conducted a 1:100 stock split with an effective date of October 1, 2013, “Number of issued shares (common stock)” are disclosed on the assumption that the stock split was conducted at the beginning of the fiscal period of 2012.

* Presentation on the status of quarterly review procedure:

This earnings release is not subject to the quarterly review procedure as required by the Financial Instruments and Exchange Act of Japan. As of the date when this earnings release was issued, the quarterly review procedure on financial statements as required by the Financial Instruments and Exchange Act had not been finalized.

* Explanation for forecasts of operations and other notes:

1. Forecast of results

Forward-looking statements in this earnings release, such as forecasts of results of operations, are based on the information currently available and certain assumptions that we regard as reasonable, and therefore actual results may differ materially from those contained in, or suggested by, any forward-looking statements. With regard to the assumptions and other related matters concerning forecasts for the fiscal year ending March 31, 2014, refer to “1. (3) Prospects for the Fiscal Year Ending March 31, 2014” on page 11 and “5. Special Note Regarding Forward-Looking Statements” on page 23, contained in the attachment.

2. Stock split

We conducted a 1:100 stock split with an effective date of October 1, 2013.

CONTENTS OF THE ATTACHMENT

Earnings Release for the Nine Months Ended December 31, 2013

1. Information on Consolidated Results

(1) Operating Results

i. Business Overview

Amid a major transition driven mainly by the rapid proliferation of smartphones, the competition in Japan’s mobile telecommunications market remains intense due to active movement of subscribers using the Mobile Number Portability (MNP) system and other factors.

Under these market conditions, based on our Medium-Term Vision 2015: “Shaping a Smart Life,” we have been taking steps for the reinforcement of our mobile business and have been working on the expansion of new businesses to create new value, thereby supporting the everyday lives of our customers and businesses to impart a sense of safety, security and convenience as a “Partner for a Smart Life.”

In the fiscal year ending March 31, 2014, we are focusing on the “expansion of smartphone user base” and “creation of new revenue sources leveraging ‘docomo cloud’ while moving ahead with the “structural reforms for the reinforcement of managerial foundation.”

During the nine months ended December 31, 2013, we introduced a rich lineup of products centered on our “recommended smartphones” and expanded the shops handling the “iPhone”*1 to all docomo Shops nationwide after its launch in September 2013, in an effort to further accelerate the uptake of smartphones and boost our competitiveness.

As part of the initiatives aimed at creating new revenue sources, we entered into a capital alliance with ABC HOLDINGS toward the goal of delivering new services, such as video distribution of cooking lessons, by leveraging “docomo cloud.” In addition, in cooperation with the University of Tokyo, we embarked on joint studies on flipped learning*2 that take advantage of Japan’s first Massive Open Online Course (MOOC), and pursued collaboration with external parties in various other fields.

Furthermore, to solidify our managerial foundation, we decided to shift human resources to new business fields and corporate marketing, and to transition to a new structure to enable more closely integrated business operations between the Company and the group subsidiaries and affiliates.

For the nine months ended December 31, 2013, operating revenues decreased by ¥7.2 billion from the same period of the previous fiscal year to ¥3,363.6 billion due mainly to a decrease in mobile communications services revenues as a result of the impacts of penetration of the “Monthly Support” discount program, despite increases of equipment sales and other operating revenues driven by our active sales promotion of smartphones and a favorable expansion of our new business fields.

Operating expenses increased by ¥6.3 billion from the same period of the previous fiscal year to ¥2,674.9 billion due mainly to increasing costs for measures aimed to improve our Xi network and expand new business fields, despite cost efficiency improvement toward the goal of further strengthening our management structure.

As a result of the foregoing, operating income decreased by ¥13.5 billion over the same period of the previous fiscal year to ¥688.7 billion.

Income before income taxes and equity in net income (losses) of affiliates was ¥703.6 billion, and net income attributable to NTT DOCOMO, INC. was ¥430.2 billion (an increase of ¥13.7 billion from the same period of the previous fiscal year).

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

*1:	“iPhone” is a trademark of Apple Inc.

The iPhone trademark is used under license from AIPHONE CO., LTD.

*2:

A form of learning in which students learn basic content that had traditionally been taught in classrooms at home using online textbooks, and apply and practice the learning at school by going through what used to be homework with teachers.

Consolidated results of operations for the nine months ended December 31, 2013 and 2012 were as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Operating revenues	¥3,370.8	¥3,363.6	¥(7.2)	(0.2)%
Operating expenses	2,668.6	2,674.9	6.3	0.2

Operating income	702.2	688.7	(13.5)	(1.9)
Other income (expense)	(3.0)	14.9	17.8	—

Income before income taxes and equity in net income (losses) of affiliates	699.2	703.6	4.3	0.6
Income taxes	275.7	271.1	(4.6)	(1.7)

Income before equity in net income (losses) of affiliates	423.6	432.5	8.9	2.1
Equity in net income (losses) of affiliates, net of applicable taxes	(13.7)	(7.2)	6.5	47.4

Net income	409.8	425.2	15.4	3.8
Less: Net (income) loss attributable to noncontrolling interests	6.6	4.9	(1.7)	(25.8)

Net income attributable to NTT DOCOMO, INC.	¥416.5	¥430.2	¥13.7	3.3

EBITDA margin*	36.2%	36.7%	0.5 point	—

ROCE before tax effect*	13.0%	12.0%	(1.0) point	—

ROCE after tax effect*	8.0%	7.5%	(0.5) point	—

*

EBITDA and EBITDA margin, as we use them in this earnings release, are different from EBITDA as used in Item 10(e) of Regulation S-K and may not be comparable to similarly titled measures used by other companies. For an explanation of our definitions of EBITDA, EBITDA margin, ROCE before tax effect and ROCE after tax effect, see “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 22.

Note: “Nine months ended December 31, 2012” have been revised for the retrospective application of equity method for an investee.

<Operating revenues>

	Billions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Mobile communications services	¥2,399.1	¥2,220.2	¥(178.9)	(7.5)%
- Voice revenues	981.4	800.6	(180.7)	(18.4)
- Packet communications revenues	1,417.8	1,419.6	1.8	0.1
Equipment sales	583.7	675.8	92.1	15.8
Other operating revenues	388.0	467.6	79.6	20.5

Total operating revenues	¥3,370.8	¥3,363.6	¥(7.2)	(0.2)%

Notes:

1.	Voice revenues include data communications revenues through circuit switching systems.
2.	Certain reclassifications have been made to “Operating revenues” for the same period of the previous fiscal year to conform to the presentation used for the nine months ended December 31, 2013.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

<Operating expenses>

	Billions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Personnel expenses	¥208.9	¥207.8	¥(1.2)	(0.6)%
Non-personnel expenses	1,726.5	1,710.4	(16.1)	(0.9)
Depreciation and amortization	500.5	521.8	21.3	4.3
Loss on disposal of property, plant and equipment and intangible assets	39.8	47.6	7.7	19.4
Communication network charges	163.7	158.0	(5.8)	(3.5)
Taxes and public dues	29.1	29.4	0.3	1.1

Total operating expenses	¥2,668.6	¥2,674.9	¥6.3	0.2%

ARPU and MOU

<Trend of ARPU and MOU>

	Yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Aggregate ARPU*	¥4,890	¥4,570	¥(320)	(6.5)%

Voice ARPU	1,800	1,420	(380)	(21.1)
Packet ARPU	2,690	2,660	(30)	(1.1)
Smart ARPU	400	490	90	22.5

MOU* (minutes)	119	108	(11)	(9.2)%

*	See “4. (2) Definition and Calculation Methods of ARPU and MOU” on page 21 for definition and calculation methods.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

ii. Segment Results

Mobile phone business—

With the aim of expanding our smartphone user base, we have been reinforcing our offerings of “devices,” “network” and “services,” which are the basic components of our business, and we have been delivering state-of-the-art services that are only available from us, leveraging our proprietary “docomo cloud” technology.

<<1. Expansion of Smartphone User Base>>

<Devices>

•

We promoted three smartphone models equipped with large-capacity battery and compatible with high-speed Xi service (LTE*1) that offers maximum downlink speed of 150Mbps, “XperiaTM Z1 f SO-02F”*2, “AQUOS PHONE ZETA SH-01F”*3 and “ARROWS NX F-01F,” positioning them as our “recommended smartphones”.

•

We started marketing “GALAXY Gear,” a watch-type device that enables hands-free communication linked with the main GALAXY series handset and can display incoming call alerts, mail messages and other information.

<Network>

•

We expanded the coverage of our 100Mbps maximum downlink speed service of Xi LTE network to all major cities across Japan. Further, we rolled out 150Mbps maximum downlink speed service in high-demand areas in the Tokyo, Nagoya and Osaka regions, such as the stations of the Yamanote Line and the Osaka Kanjo Line and major business/shopping districts, and started the provision of service area map so that customers can check the available maximum bit rate in each area.

•

To allow users to utilize our network even more comfortably, we completed the development and started the installation of indoor base stations and antennas that are compatible with multiple spectrum bands, supporting new bands of 1.7GHz and 1.5GHz in addition to the 2GHz band that had been used with conventional equipment.

•	To improve the convenience of “docomo Wi-Fi” public wireless LAN service, we started offering SIM*4 authentication to enable easy access without requiring the input of passwords, etc.

<Services>

•

As an addition to the “Mobile Phone Protection & Delivery” service—an insurance service that covers against water damages and various other emergencies and directly delivers to a customer a new replacement phone in case of trouble—we started offering “Mobile Phone Protection & Delivery Service for iPhone” to provide emergency protection for iPhone.

•

As a new packet flat-rate service for overseas travelers, we launched a 24-hour flat-rate data communications billing plan, “Global 1 day Pake,” which varies in cost (three rate levels)*5 depending on the country or region of use.

•

The total subscriptions to “Smartphone Anshin Remote Support”—a remote customer assistance service in which operators of a dedicated call center provide customers with operational guidance using hands-free communications and other capabilities by sharing the customer’s smartphone/tablet screen through remote operation—topped 5 million in November 2013.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

•

The total subscriptions to “Osusume pack,” which bundles the “Sugotoku-Contents” and other recommended services that allows customers to use their smartphones in various convenient ways, exceeded 2 million in December 2013. The total subscriptions to “Anshin Pack,” which packages the “Mobile Phone Protection & Delivery” and various other services designed to ensure worry-free use of smartphones, grew to over 3 million in November 2013.

As a result of the foregoing, the total number of smartphones sold in the nine months ended December 31, 2013 reached 9.87 million units, and the total number of Xi subscriptions as of December 31, 2013 grew to 19.02 million.

<<2. Creation of New Revenue Sources Leveraging “docomo cloud”>>

•

We launched a new email service, “docomo mail,” which allows users to store their incoming/outgoing email messages on the cloud and use the same mail address with multiple devices such as smartphones and PCs.

•

To further enrich our “dmarket” offerings, we launched a new education content service targeting infants, “dkids,” and a new travel service, “dtravel,” which provides customers with comprehensive support from the planning phase to during the actual trip.

•

We developed and started offering jointly with Pioneer Corporation a car-life assistance service, “docomo DriveNet InfoTM,” a service that allows customers to obtain traffic jam alerts and various other information pertaining to the area simply by speaking to the smartphone.

The total number of cellular subscriptions as of December 31, 2013 was 62.18 million (an increase of 1.19 million compared to the number as of December 31, 2012) due to brisk smartphone sales. Our cellular churn rate for the nine months ended December 31, 2013 increased by 0.03 points from the same period of the previous fiscal year to 0.83%.

Mobile communications services decreased by ¥178.9 billion, due mainly to the impacts of increasing penetration of the “Monthly Support” discount program. Equipment sales revenues grew by ¥92.1 billion due mainly to a steady increase in the number of smartphone handsets sold.

As a result of the foregoing, operating revenues and operating income from the mobile phone business for the nine months ended December 31, 2013, were ¥3,196.1 billion (a decrease of ¥41.4 billion from the same period of the previous fiscal year) and ¥699.9 billion (a decrease of ¥25.0 billion from the same period of the previous fiscal year), respectively.

*1:	Abbreviation for Long Term Evolution, a mobile communications standard specified by international standardization body 3GPP (3rd Generation Partnership Project)
*2:	Xperia is a trademark or registered trademark of Sony Mobile Communications AB.
*3:	AQUOS PHONE and ZETA are registered trademarks of Sharp Corporation.
*4:	Abbreviation for Subscriber Identity Module, an IC card containing subscriber information inserted in a mobile phone to perform user identification.
*5:	Service can be used for ¥980, ¥1,280 or ¥1,580, depending on the country/region.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

Number of subscriptions by services and other operating data are as follows:

<Number of subscriptions by services>
	Thousand subscriptions
	December 31, 2012	December 31, 2013	Increase (Decrease)
Cellular services	60,988	62,182	1,194	2.0%
Cellular (Xi) services	8,678	19,021	10,343	119.2
Cellular (FOMA) services	52,310	43,160	(9,150)	(17.5)
packet flat-rate services	38,056	39,513	1,457	3.8
i-mode services	34,909	27,826	(7,083)	(20.3)
sp-mode services	16,193	22,271	6,078	37.5

Notes:
1. Number of subscriptions to Cellular services and Cellular (FOMA) services includes Communication Module services subscriptions.
2. Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions are included in the number of FOMA subscriptions.

< Number of handsets sold and churn rate>

	Thousand units
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Number of handsets sold	17,570	16,065	(1,505)	(8.6)%
Cellular (Xi) services
New Xi subscription	1,776	3,093	1,317	74.2
Change of subscription from FOMA	5,002	5,472	470	9.4
Xi handset upgrade by Xi subscribers	379	1,772	1,393	367.9
Cellular (FOMA) services
New FOMA subscription	3,426	2,142	(1,284)	(37.5)
Change of subscription from Xi	17	46	29	168.9
FOMA handset upgrade by FOMA subscribers	6,971	3,540	(3,430)	(49.2)

Churn Rate	0.80%	0.83%	0.03 point	—

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Operating revenues from mobile phone business	¥3,237.6	¥3,196.1	¥(41.4)	(1.3)%
Operating income (loss) from mobile phone business	724.9	699.9	(25.0)	(3.4)

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

All other businesses—

We have been engaged in providing various services and pursuing collaborations with corporate partners in all other businesses aimed at the realization of a more fulfilling “Smart Life.”

<<Business Deployment by Subsidiaries>>

•

As an enrichment of its health-support portal “Watashi Move (WM)”, docomo Healthcare, Inc. started a new service called “Karada no Tokei WM,” which provides user with advice tailored their life rhythm based on the acquired body data such as sleep hours and meal time.

•	We launched on our “dmarket” marketplace a new fashion e-commerce site, “dfashion,” which is operated jointly with MAGASeek Corporation.

Operating revenues from all other businesses for the nine months ended December 31, 2013 were ¥167.4 billion (an increase of ¥34.2 billion from the same period of the previous fiscal year). Operating revenues from all other businesses accounted for 5.0% of total operating revenues.

On the other hand, operating expenses from all other businesses totaled ¥178.6 billion and consequently operating loss from all other businesses was ¥11.2 billion.

Results of operations are as follows:

<Results of operations>

	Billions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Operating revenues from all other businesses	¥133.2	¥167.4	¥ 34.2	25.7%
Operating income (loss) from all other businesses	(22.7)	(11.2)	11.5	50.5

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

iii. CSR Activities

In accordance with the “Medium-Term Vision 2015,” we have been making unrelenting efforts for the construction of high-quality network, provision of stable services and creation of new value as a “Partner for a Smart Life.”

We believe it is our responsibility to contribute to building a society where everyone can live a safe, secure and comfortable life filled with richness, beyond borders and across generations, assisted by our business activities, and we put CSR (corporate social responsibility) at the heart of our management agenda.

The principal actions undertaken in the nine months ended December 31, 2013 are summarized below:

•

As part of our initiatives aimed at preventing accidents caused by the use of smartphones while walking and enhancing users’ awareness of smartphone usage manners, we upgraded the conventional “Anshin mode” capability by adding a new feature that displays a warning on the phone screen of compatible models and disables the use of phone if the user attempts to use the phone while walking.

•

To assist the victims of the disastrous typhoons that struck the Izu-Oshima Island and the Philippines, we established “Disaster Relief Charity Website” to allow users to make donations through DOCOMO’s mobile phones and other devices through which we collected approximately ¥27 million in donations.

•

As part of the “Mirai-no-tane” initiative aimed at assisting the reconstruction and revitalization of Minamisanriku Town, Miyagi Prefecture, we started carrying merchandise made of surplus wood of trees culled during thinning operations to maintain healthy forests at docomo Shops as well as our online shopping platform.

iv. Trend of Capital Expenditures

We pursued efficient utilizations of our facilities and cost reduction, while moving forward with investments required for roll-out of Xi service areas and facility buildup to accommodate the growth of data traffic.

As a result of the foregoing, the total amount of capital expenditures made during the nine months ended December 31, 2013 decreased by 12.6% from the same period of the previous fiscal year to ¥472.3 billion.

<Capital expenditures>

	Billions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Total capital expenditures	¥540.4	¥472.3	¥ (68.1)	(12.6)%
Mobile phone business	438.6	398.8	(39.8)	(9.1)
Other (including information systems)	101.8	73.5	(28.3)	(27.8)

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

(2) Financial Review

i. Financial Position

	Billions of yen
	December 31, 2012 (3)	December 31, 2013	Increase (Decrease)		(Reference) March 31, 2013 (3)
Total assets	¥7,009.1	¥7,243.9	¥234.8	3.4%	¥7,169.7
NTT DOCOMO, INC. shareholders’ equity	5,260.3	5,590.1	329.7	6.3	5,368.5
Liabilities	1,704.1	1,616.9	(87.2)	(5.1)	1,759.2
Including: Interest bearing liabilities	256.2	223.0	(33.1)	(12.9)	253.8

Shareholders’ equity ratio (1)	75.1%	77.2%	2.1 point	—	74.9%
Debt ratio (2)	4.6%	3.8%	(0.8) point	—	4.5%

Notes:	(1) Shareholders’ equity ratio = NTT DOCOMO, INC. shareholders’ equity / Total assets
(2) Debt ratio = Interest bearing liabilities / (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities)
(3) “December 31, 2012” and “(Reference) March 31, 2013” have been revised for the retrospective application of equity method for an investee.

ii. Cash Flow Conditions

For the nine months ended December 31, 2013, net cash provided by operating activities was ¥662.1 billion, an increase of ¥114.4 billion (20.9%) from the same period of the previous fiscal year, due to a decrease in the amount of income taxes paid, in addition to the elimination of the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION for the same period of the previous fiscal year despite an increase in cash outflows resulting from advance payments to agent resellers in relation to collections of installment receivables for customers’ handset purchases.

Net cash used in investing activities was ¥547.3 billion, an increase of ¥73.1 billion (15.4%) from the same period of the previous fiscal year. This was due mainly to a decrease in cash inflow resulting from redemption of short-term investments for cash management purpose despite a decrease in purchases of property, plant and equipment by pursuing construction efficiency of our network and a decrease in cash outflows resulting from purchases of short-term investments for cash management purpose.

Net cash used in financing activities was ¥270.9 billion, an increase of ¥15.7 billion (6.1%) from the same period of the previous fiscal year, due mainly to an increase in cash outflows from dividends paid in addition to an increase in cash outflows by repayments of short-term debt.

As a result of the foregoing, the balance of cash and cash equivalents was ¥340.3 billion as of December 31, 2013, a decrease of ¥153.4 billion (31.1%) from the previous fiscal year end.

	Billions of yen
	Nine months ended December 31, 2012	Nine months ended December 31, 2013	Increase (Decrease)
Net cash provided by operating activities	¥547.8	¥662.1	¥114.4	20.9%
Net cash used in investing activities	(474.2)	(547.3)	(73.1)	(15.4)
Net cash used in financing activities	(255.3)	(270.9)	(15.7)	(6.1)
Free cash flows (1)	73.6	114.8	41.2	56.1
Free cash flows excluding the effects of irregular factors (2), the effect of transfer of receivables (3) and changes in investments for cash management purposes (4)*	29.4	86.4	56.9	193.4

Notes:	(1) Free cash flows = Net cash provided by operating activities + Net cash used in investing activities
(2) Irregular factors = Effects of uncollected revenues due to bank closures at the end of the fiscal period
(3) Effect of transfer of receivables = Effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION

(4)    Changes in investments for cash management purposes = Changes by purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months

*	See “4. (3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures” on page 22.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

(3) Prospects for the Fiscal Year Ending March 31, 2014

Competition in Japan’s mobile telecommunications market is expected to remain intense in such areas as acquisition of subscribers and further improvement of service offerings. Under these market conditions, we expect to post increases in both operating revenues and operating income for the fiscal year ending March 31, 2014 from the previous fiscal year by taking various measures.

Operating revenues for the fiscal year ending March 31, 2014 are estimated to be ¥4,640.0 billion, an increase of ¥169.9 billion from the previous fiscal year. The reasons behind the expected increase in operating revenues include an increase in packet revenues as a result of our efforts to accelerate the migration to smartphones, an increase in equipment sales revenues by strengthening smartphone sales and an increase in other operating revenues driven by the expansion of “dmarket” and other operating revenues, although mobile communications services revenues is expected to decrease due mainly to the impacts of penetration of the “Monthly Support” discount program.

Operating expenses are estimated to be ¥3,800.0 billion, an increase of ¥167.1 billion from the previous fiscal year, primarily due to measures to increase the number of base station installations in order to enhance the quality of Xi services, actions aimed for expanding future revenues, and an increase in cost of equipment sold due to increasing handset sales, although we continue efforts aimed at further cost efficiency.

As a result of the foregoing, operating income is estimated to be ¥840.0 billion, an increase of ¥2.8 billion from the previous fiscal year.

As we are not currently aware of any factor that may have a material impact on our projected results of operations, we have not revised our forecasts announced on October 25, 2013.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

2. Other Information

(1) Changes in Significant Subsidiaries

None

(2) Application of Simplified or Exceptional Accounting

None

(3) Changes in Accounting Policies

None

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2013	December 31, 2013
ASSETS
Current assets:
Cash and cash equivalents	¥493,674	¥340,261
Short-term investments	41,762	13,923
Accounts receivable	260,342	269,741
Receivables held for sale	638,149	738,165
Credit card receivables	194,607	219,163
Other receivables	289,849	288,876
Allowance for doubtful accounts	(16,843)	(12,831)
Inventories	180,736	255,398
Deferred tax assets	70,784	60,674
Prepaid expenses and other current assets	83,442	117,166

Total current assets	2,236,502	2,290,536

Property, plant and equipment:
Wireless telecommunications equipment	5,151,686	4,955,683
Buildings and structures	882,165	888,983
Tools, furniture and fixtures	532,506	538,206
Land	200,382	200,701
Construction in progress	127,592	135,199
Accumulated depreciation and amortization	(4,334,047)	(4,187,682)

Total property, plant and equipment, net	2,560,284	2,531,090

Non-current investments and other assets:
Investments in affiliates	474,502	473,749
Marketable securities and other investments	155,923	190,436
Intangible assets, net	691,651	658,361
Goodwill	217,640	234,467
Other assets	560,139	604,538
Deferred tax assets	273,084	260,772

Total non-current investments and other assets	2,372,939	2,422,323

Total assets	¥7,169,725	¥7,243,949

LIABILITIES AND EQUITY
Current liabilities:
Current portion of long-term debt	¥70,437	¥234
Short-term borrowings	12,307	2,018
Accounts payable, trade	705,724	630,208
Accrued payroll	55,961	42,321
Accrued interest	713	236
Accrued income taxes	135,418	117,715
Other current liabilities	150,300	168,667

Total current liabilities	1,130,860	961,399

Long-term liabilities:
Long-term debt (exclusive of current portion)	171,022	220,781
Accrued liabilities for point programs	140,855	129,815
Liability for employees’ retirement benefits	171,221	165,939
Other long-term liabilities	145,202	138,941

Total long-term liabilities	628,300	655,476

Total liabilities	1,759,160	1,616,875

Equity:
NTT DOCOMO, INC. shareholders’ equity
Common stock	949,680	949,680
Additional paid-in capital	732,609	732,597
Retained earnings	4,112,466	4,293,835
Accumulated other comprehensive income (loss)	(49,112)	(8,891)
Treasury stock, at cost	(377,168)	(377,168)
Total NTT DOCOMO, INC. shareholders’ equity	5,368,475	5,590,053
Noncontrolling interests	42,090	37,021

Total equity	5,410,565	5,627,074

Total liabilities and equity	¥7,169,725	¥7,243,949

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
Operating revenues:
Mobile communications services	¥2,399,141	¥2,220,208
Equipment sales	583,653	675,765
Other operating revenues	388,001	467,591

Total operating revenues	3,370,795	3,363,564

Operating expenses:
Cost of services (exclusive of items shown separately below)	741,149	789,440
Cost of equipment sold (exclusive of items shown separately below)	581,703	580,143
Depreciation and amortization	500,493	521,791
Selling, general and administrative	845,270	783,529

Total operating expenses	2,668,615	2,674,903

Operating income	702,180	688,661

Other income (expense):
Interest expense	(1,246)	(1,275)
Interest income	1,145	1,312
Other, net	(2,854)	14,857

Total other income (expense)	(2,955)	14,894

Income before income taxes and equity in net income (losses) of affiliates	699,225	703,555

Income taxes:
Current	237,574	259,871
Deferred	38,096	11,221

Total income taxes	275,670	271,092

Income before equity in net income (losses) of affiliates	423,555	432,463

Equity in net income (losses) of affiliates, net of applicable taxes	(13,717)	(7,220)

Net income	409,838	425,243

Less: Net (income) loss attributable to noncontrolling interests	6,648	4,932

Net income attributable to NTT DOCOMO, INC.	¥416,486	¥430,175

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥100.44	¥103.74

Consolidated Statements of Comprehensive Income
	Millions of yen
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
Net income	¥409,838	¥425,243
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	17,465	19,318
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(223)	49
Foreign currency translation adjustment, net of applicable taxes	4,270	15,630
Pension liability adjustment, net of applicable taxes	329	5,326

Total other comprehensive income (loss)	21,841	40,323

Comprehensive income	431,679	465,566

Less: Comprehensive (income) loss attributable to noncontrolling interests	6,636	4,830

Comprehensive income attributable to NTT DOCOMO, INC.	¥438,315	¥470,396

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

Consolidated Statements of Income

	Millions of yen
	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
Operating revenues:
Mobile communications services	¥792,882	¥728,482
Equipment sales	221,285	276,341
Other operating revenues	149,308	159,770

Total operating revenues	1,163,475	1,164,593

Operating expenses:
Cost of services (exclusive of items shown separately below)	265,444	272,808
Cost of equipment sold (exclusive of items shown separately below)	207,420	254,177
Depreciation and amortization	176,278	182,695
Selling, general and administrative	283,262	239,406

Total operating expenses	932,404	949,086

Operating income	231,071	215,507

Other income (expense):
Interest expense	(337)	(483)
Interest income	417	455
Other, net	2,489	6,304

Total other income (expense)	2,569	6,276

Income before income taxes and equity in net income (losses) of affiliates	233,640	221,783

Income taxes:
Current	72,805	79,800
Deferred	18,708	6,703

Total income taxes	91,513	86,503

Income before equity in net income (losses) of affiliates	142,127	135,280

Equity in net income (losses) of affiliates, net of applicable taxes	(13,180)	(7,189)

Net income	128,947	128,091

Less: Net (income) loss attributable to noncontrolling interests	1,656	1,684

Net income attributable to NTT DOCOMO, INC.	¥130,603	¥129,775

PER SHARE DATA
Weighted average common shares outstanding – Basic and Diluted (shares)	4,146,760,100	4,146,760,100

Basic and Diluted earnings per share attributable to NTT DOCOMO, INC. (yen)	¥31.50	¥31.30

Consolidated Statements of Comprehensive Income
	Millions of yen
	Three Months Ended December 31, 2012	Three Months Ended December 31, 2013
Net income	¥128,947	¥128,091
Other comprehensive income (loss):
Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes	8,442	5,188
Unrealized gains (losses) on cash flow hedges, net of applicable taxes	(236)	58
Foreign currency translation adjustment, net of applicable taxes	1,824	61
Pension liability adjustment, net of applicable taxes	116	4,929

Total other comprehensive income (loss)	10,146	10,236

Comprehensive income	139,093	138,327

Less: Comprehensive (income) loss attributable to noncontrolling interests	1,670	1,690

Comprehensive income attributable to NTT DOCOMO, INC.	¥140,763	¥140,017

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

(3) Consolidated Statements of Cash Flows

	Millions of yen
	Nine Months Ended December 31, 2012	Nine Months Ended December 31, 2013
Cash flows from operating activities:
Net income	¥409,838	¥425,243
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	500,493	521,791
Deferred taxes	28,858	5,603
Loss on sale or disposal of property, plant and equipment	18,766	22,977
Impairment loss on marketable securities and other investments	10,716	1,477
Equity in net (income) losses of affiliates	22,566	12,778
Changes in assets and liabilities:
(Increase) / decrease in accounts receivable	686,106	(6,694)
(Increase) / decrease in receivables held for sale	(579,479)	(100,016)
(Increase) / decrease in credit card receivables	(12,405)	(13,088)
(Increase) / decrease in other receivables	(288,045)	1,340
Increase / (decrease) in allowance for doubtful accounts	(3,083)	(4,336)
(Increase) / decrease in inventories	(54,456)	(74,348)
(Increase) / decrease in prepaid expenses and other current assets	(16,874)	(31,465)
(Increase) / decrease in non-current installment receivables for handsets	88,075	—
(Increase) / decrease in non-current receivables held for sale	(158,606)	(30,209)
Increase / (decrease) in accounts payable, trade	9,518	(20,923)
Increase / (decrease) in accrued income taxes	(79,297)	(18,053)
Increase / (decrease) in other current liabilities	5,713	(2,817)
Increase / (decrease) in accrued liabilities for point programs	(15,397)	(11,040)
Increase / (decrease) in liability for employees’ retirement benefits	6,779	(5,428)
Increase / (decrease) in other long-term liabilities	(22,440)	(8,342)
Other, net	(9,578)	(2,331)

Net cash provided by operating activities	547,768	662,119

Cash flows from investing activities:
Purchases of property, plant and equipment	(415,629)	(383,602)
Purchases of intangible and other assets	(187,026)	(167,654)
Purchases of non-current investments	(6,876)	(14,838)
Proceeds from sale of non-current investments	1,744	3,398
Acquisitions of subsidiaries, net of cash acquired	(17,237)	(11,271)
Purchases of short-term investments	(633,832)	(36,661)
Redemption of short-term investments	773,950	55,095
Long-term bailment for consumption to a related party	(80,000)	—
Proceeds from redemption of long-term bailment for consumption to a related party	—	10,000
Short-term bailment for consumption to a related party	—	(70,000)
Proceeds from redemption of short-term bailment for consumption to a related party	90,000	70,000
Other, net	696	(1,786)

Net cash used in investing activities	(474,210)	(547,319)

Cash flows from financing activities:
Proceeds from long-term debt	—	50,000
Repayment of long-term debt	(21,475)	(74,783)
Proceeds from short-term borrowings	17,554	10,004
Repayment of short-term borrowings	(8,155)	(21,804)
Principal payments under capital lease obligations	(2,229)	(1,619)
Dividends paid	(240,209)	(248,597)
Contributions from noncontrolling interests	2,349	13
Other, net	(3,097)	15,837

Net cash provided by (used in) financing activities	(255,262)	(270,949)

Effect of exchange rate changes on cash and cash equivalents	43	2,736

Net increase (decrease) in cash and cash equivalents	(181,661)	(153,413)
Cash and cash equivalents at beginning of period	522,078	493,674

Cash and cash equivalents at end of period	¥340,417	¥340,261

Supplemental disclosures of cash flow information:
Cash received during the period for:
Income tax refunds	¥1,017	¥886
Cash paid during the period for:
Interest, net of amount capitalized	1,629	1,751
Income taxes	320,439	279,942

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

(4) Notes to Consolidated Financial Statements

i. Going Concern Assumption

None

ii. Significant Changes in NTT DOCOMO, INC. Shareholders’ Equity

None

iii. Segment Reporting

Nine months ended December 31, 2012	Millions of yen
	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥3,237,564	¥133,231	¥3,370,795
Operating expenses	2,512,711	155,904	2,668,615

Operating income (loss)	¥724,853	¥(22,673)	¥702,180

Nine months ended December 31, 2013	Millions of yen
	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥3,196,149	¥167,415	¥3,363,564
Operating expenses	2,496,274	178,629	2,674,903

Operating income (loss)	¥699,875	¥(11,214)	¥688,661

Three months ended December 31, 2012	Millions of yen
	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,108,863	¥54,612	¥1,163,475
Operating expenses	870,790	61,614	932,404

Operating income (loss)	¥238,073	¥(7,002)	¥231,071

Three months ended December 31, 2013	Millions of yen
	Mobile phone business	All other businesses	Consolidated
Operating revenues	¥1,105,562	¥59,031	¥1,164,593
Operating expenses	886,476	62,610	949,086

Operating income (loss)	¥219,086	¥(3,579)	¥215,507

There were no transactions between the operating segments. DOCOMO does not disclose geographical information since the amounts of operating revenues generated outside Japan are immaterial.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

iv. Retrospective application of equity method for an investee

As a result of an application of the equity method for DOCOMO’s investment in Philippine Long Distance Telephone Company from the beginning of the three months ended June 30, 2013, the equity method of accounting was applied retrospectively in accordance with Accounting Standards Codification (“ASC”) 323 “Investments-Equity Method and Joint Ventures” issued by the Financial Accounting Standards Board (“FASB”). Consequently, the consolidated financial statements for the nine months ended December 31, 2012 and the fiscal year ended March 31, 2013 have been revised in DOCOMO’s consolidated financial statements for this retrospective application. Impacts on DOCOMO’s consolidated financial statements due to the retrospective application are as follows.

Impacts on the consolidated financial statements for the nine and three months ended December 31, 2012

The impacts on “Unrealized holding gains (losses) on available-for-sale securities, net of applicable taxes,” “Unrealized gains (losses) on cash flow hedges, net of applicable taxes,” “Foreign currency translation adjustment, net of applicable taxes,” “Pension liability adjustment, net of applicable taxes,” “Total other comprehensive income (loss),” “Comprehensive income” and “Comprehensive income attributable to NTT DOCOMO, INC.” in the consolidated statements of comprehensive income for the nine and three months ended December 31, 2012 were ¥(18,678) million, ¥(256) million, ¥(15,578) million, ¥406 million, ¥(34,106) million, ¥(34,106) million and ¥(34,106) million, respectively.

Impacts on the consolidated financial statements for the fiscal year ended March 31, 2013

The impacts on “Investments in affiliates,” “Marketable securities and other investments,” “Deferred tax assets,” “Non-current investments and other assets,” “Retained earnings,” “Accumulated other comprehensive income (loss)” and “NTT DOCOMO, INC. shareholders’ equity” in the consolidated balance sheet as of March 31, 2013 were ¥122,477 million, ¥(215,646) million, ¥34,069 million, ¥(59,100) million, ¥(4,607) million, ¥(54,493) million and ¥(59,100) million, respectively.

The impacts on “Other income (expense),” “Income before income taxes and equity in net income (losses) of affiliates,” “Income taxes,” “Equity in net income (losses) of affiliates, net of applicable taxes,” “Net income” and “Net income attributable to NTT DOCOMO, INC.” in the consolidated statement of income for the year ended March 31, 2013 were ¥(8,316) million, ¥(8,316) million, ¥(2,977) million, ¥732 million, ¥(4,607) million and ¥(4,607) million, respectively.

The impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 was ¥(1.11).

v. Introduction of a defined contribution pension plan

For the three months ended December 31, 2013, NTT DOCOMO, INC. decided to make and adopted a transition from its “contract-type corporate pension plan” classified as a defined benefit pension plan to a defined contribution pension plan effective after April 1, 2014. The “contract-type corporate pension plan” continues to remain for the pension benefit earned up to March 31, 2014.

In accordance with ASC 715 “Compensation – Retirement Benefits” issued by the FASB, upon a curtailment of this pension plan, NTT DOCOMO, INC fully amortized its prior service cost and recognized a curtailment gain. The impact on the computation of net periodic pension cost was ¥5,131 million.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

vi. Stock Split

DOCOMO conducted a 1:100 stock split with an effective date of October 1, 2013.

Per share data (“Weighted average common shares outstanding” and “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.”) in the consolidated statements of income and the impact on “Basic and Diluted earnings per share attributable to NTT DOCOMO, INC.” for the year ended March 31, 2013 in “iv. Retrospective application of equity method for an investee” in notes to consolidated financial statements are based on the number of shares after the stock split.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

4. Appendices

(1) Operating Data for 3rd Quarter of the Fiscal Year Ending March 31, 2014

Full-year Forecasts: as revised on October 25, 2013

		Fiscal Year Ended Mar. 31, 2013		Fiscal Year Ending Mar. 31, 2014		[Ref.] Fiscal Year Ended Mar. 31, 2013 Full-year Results	[Ref.] Fiscal Year Ending Mar. 31, 2014 Full-year Forecasts
		Nine Months (Apr. - Dec. 2012) Results	Third Quarter (Oct.-Dec. 2012) Results	Nine Months (Apr. - Dec. 2013) Results	Third Quarter (Oct.-Dec. 2013) Results
Number of Subscriptions and Other Operating Data
Cellular Subscriptions	thousands	60,988	60,988	62,182	62,182	61,536	63,390
Xi	thousands	8,678	8,678	19,021	19,021	11,566	25,000
FOMA (1)	thousands	52,310	52,310	43,160	43,160	49,970	38,390
Communication Module Service	thousands	3,000	3,000	3,303	3,303	3,169	—
Prepaid Subscriptions	thousands	96	96	36	36	158	—
Packet Flat-rate Services Subscriptions	thousands	38,056	38,056	39,513	39,513	38,704	—
Net Increase from Previous Period (2)	thousands	859	201	646	410	1,407	1,850
Xi	thousands	6,453	2,480	7,455	2,623	9,341	13,430
FOMA (1)	thousands	(5,595)	(2,279)	(6,810)	(2,214)	(7,935)	(11,580)
Churn Rate (2)%		0.80	0.86	0.83	0.76	0.82	—
Number of Handsets Sold (3)	thousands	17,570	5,733	16,065	5,592	23,555	—
i-mode Subscriptions	thousands	34,909	34,909	27,826	27,826	32,688	24,030
sp-mode Subscriptions	thousands	16,193	16,193	22,271	22,271	18,285	27,160
i-channel Subscriptions	thousands	14,515	14,515	11,279	11,279	13,815	—
i-concier Subscriptions	thousands	8,194	8,194	9,454	9,454	8,868	—
DCMX Subscriptions (4)	thousands	13,643	13,643	15,250	15,250	13,845	15,720
ARPU and MOU
Aggregate ARPU (FOMA) (5)	yen/month/subscription	4,890	4,850	4,570	4,510	4,840	4,530
Voice ARPU (6)	yen/month/subscription	1,800	1,710	1,420	1,370	1,730	1,320
Packet ARPU	yen/month/subscription	2,690	2,720	2,660	2,640	2,690	2,700
Smart ARPU	yen/month/subscription	400	420	490	500	420	510
MOU (7)	minute/month/subscription	119	118	108	107	117	—

*

Please refer to “4. (2) Definition and Calculation Methods of ARPU and MOU” for the definition of ARPU and MOU on page 21, and an explanation of the methods used to calculate ARPU and the number of active subscriptions.

(1)	Effective March 3, 2008, FOMA subscription became mandatory for subscription to “2in1” services, and those FOMA subscriptions include in the number of FOMA subscribers.
(2)	Data are calculated including communication module services subscriptions.
(3)	Sum of new subscriptions, change of subscription from FOMA to Xi, Xi to FOMA, Xi handset upgrade by Xi subscribers, FOMA handset upgrade by FOMA subscribers.
(4)	Inclusive of DCMX mini subscriptions
(5)	Data are calculated excluding revenues and subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver.”
(6)	Inclusive of circuit-switched data communication
(7)	Data are calculated excluding subscriptions to communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver.”

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

(2) Definition and Calculation Methods of ARPU and MOU

i.	Definition of ARPU and MOU

a.	ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations.

b.	MOU (Minutes Of Use): Average monthly communication time per subscription.

ii.	ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU
- Voice ARPU :	Voice ARPU Related Revenues (basic monthly charges, voice communication charges) / No. of active subscriptions
- Packet ARPU :	Packet ARPU Related Revenues (basic monthly charges, packet communication charges) / No. of active subscriptions
- Smart ARPU :	A part of other operating revenues (revenues from content, collection of charges, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii.	Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note:	Subscriptions and revenues for communication module services, “Phone Number Storage,” “Mail Address Storage” and “docomo Business Transceiver” are not included in the ARPU and MOU calculations.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

(3) Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin

	Billions of yen
	Year ended March 31, 2013	Nine months ended December 31, 2012	Nine months ended December 31, 2013
a. EBITDA	¥1,569.3	¥1,221.4	¥1,233.4

Depreciation and amortization	(700.2)	(500.5)	(521.8)
Loss on sale or disposal of property, plant and equipment	(31.9)	(18.8)	(23.0)

Operating income	837.2	702.2	688.7

Other income (expense)	(3.8)	(3.0)	14.9
Income taxes	(334.6)	(275.7)	(271.1)
Equity in net income (losses) of affiliates	(18.0)	(13.7)	(7.2)
Less: Net (income) loss attributable to noncontrolling interests	10.3	6.6	4.9

b. Net income attributable to NTT DOCOMO, INC.	491.0	416.5	430.2

c. Operating revenues	4,470.1	3,370.8	3,363.6

EBITDA margin (=a/c)	35.1%	36.2%	36.7%
Net income margin (=b/c)	11.0%	12.4%	12.8%

Note:   EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

“Nine months ended December 31,2012” have been revised for the retrospective application of equity method for an investee.

ii. ROCE after tax effect
	Billions of yen
	Year ended March 31, 2013	Nine months ended December 31, 2012	Nine months ended December 31, 2013
a. Operating income	¥837.2	¥702.2	¥688.7
b. Operating income after tax effect {=a*(1-effective tax rate)}	518.2	434.6	426.3
c. Capital employed	5,470.7	5,417.9	5,717.7

ROCE before tax effect (=a/c)	15.3%	13.0%	12.0%
ROCE after tax effect (=b/c)	9.5%	8.0%	7.5%

Notes:  Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2012 and 2013.

Capital employed (for nine months) = The average of (NTT DOCOMO, INC. shareholders’ equity + Interest bearing liabilities), each as of March 31, 2013 (or 2012) and December 31, 2013 (or 2012)

Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt

The effective tax rate for the year ended March 31,2013 and for the nine months ended December 31,2012 and 2013 were 38.1%.

“Nine months ended December 31,2012” and “Year ended March 31, 2013” have been revised for the retrospective application of equity method for an investee.

iii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes
	Billions of yen
	Year ended March 31, 2013	Nine months ended December 31, 2012	Nine months ended December 31, 2013
Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes	¥225.6	¥29.4	¥86.4

Irregular factors (1)	147.0	147.0	—
Effect of transfer of receivables (2)	(242.0)	(253.0)	—
Changes in investments for cash management purposes (3)	99.9	150.1	28.4

Free cash flows	230.5	73.6	114.8

Net cash used in investing activities	(701.9)	(474.2)	(547.3)
Net cash provided by operating activities	932.4	547.8	662.1

Note:	(1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2)    Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Net cash provided by operating activities includes the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION for cash management purposes except for the year ended March 31, 2013 and for the nine months ended December 31, 2012.

(3)    Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

DOCOMO Earnings Release	Nine Months Ended December 31, 2013

5. Special Note Regarding Forward-Looking Statements

This earnings release contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1)

Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.

(2)

If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3)

The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group, could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4)

Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5)

Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6)	Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7)	Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8)	Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9)	Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)

Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)

Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image or lead to a reduction of revenues and/or increase of costs.

(12)	Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)	Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

*	Names of companies, products, etc., contained in this release are the trademarks or registered trademarks of their respective organizations.

Ntt Docomo

Results for the First Nine Months of the Fiscal Year Ending March 31, 2014

January 31, 2014

Results Highlights

Revenues nearly FLAT, operating income DOWN, net income UP year-on-year FY13/3Q Highlights: 4 key developments

Actions for Spring Sales Season

In light of FY13/3Q results

Initiatives targeting youth, LTE expansion and channel reinforcement

Actions for Further Growth

Growth of “dmarket”

Toward expansion of revenue sources and structural reform

1

U.S.

FY2013/1 Results -3Q Summary (cumulative) GAAP

Revenues nearly FLAT, operating income DOWN, net income UP year-on-year

Numbers in parentheses indicate year-on-year percentage changes

Operating revenues : ¥ 3,363.6 billion (-0.2%) Operating income : ¥ 688.7 billion (-1.9%) Net income*1 : ¥ 430.2 billion (+3.3%)

Highlights

Packet revenues*2 : ¥1,419.6 billion (+0.1%) Total handsets sold : 16.07 million units (-8.6%) Smartphones sold : 9.87 million units (+1.8%) Smartphone users : 22.78 million (+37.1%)

19.02 million (+119.2%) LTE subscriptions :

Consolidated financial statements in this document are unaudited *1: Net income attributable to NTT DOCOMO, INC.

*2: Definition of items comprising packet revenues was changed beginning with the financial result presentation for FY2012

2

Selected Financial Data

U.S. GAAP

(Billions of yen)	FY2012/1-3Q (1)	FY2013/1-3Q (2)	Changes (1) → (2)
Operating revenues	3,370.8	3,363.6	-7.2
Operating expenses	2,668.6	2,674.9	+6.3
Operating income	702.2	688.7	-13.5
Net income attributable to NTT DOCOMO, INC.	416.5	430.2	+13.7
EBITDA margin (%)*1	36.2	36.7	+0.5
Capital expenditures	540.4	472.3	-68.1
Adjusted free cash flow*1*2	29.4	86.4	+56.9

*1: For an explanation of the calculation processes of these numbers, please see the reconciliations to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in this document and the IR page of our website, www.nttdocomo.co.jp

*2: Adjusted free cash flow excludes the effects of uncollected revenues due to bank holidays at the end of the period, uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION, and changes in investment derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

3

Key Factors Behind YOY Changes U.S.

GAAP

in Operating Income

Increase packet revenues*1*3: Increase in Up ¥93.9 billion

¥702.2 billion equipment

sales revenues: Up ¥92.1 billion

Increase in other operating Decrease in revenues*3: voice revenues*1*3: Up ¥79.6 billion Down ¥76.6 billion

Impact of

“Monthly Support”

discount program:

Down ¥196.2 billion

Decrease equipment in sales expenses*2: Down ¥22.9 billion

¥688.7 billion

Increase depreciation, in Increase in other loss amortization, on expenses: Up ¥0.2 billion property, disposal of plant, equipment intangible assets: & Up¥29.0 billion

Operating Down ¥7 .revenues: 2 billion Operating Up ¥6.3 expenses: billion

*1: Excluding impact of “Monthly Support” discounts *2: Sum of cost of equipment sold and commissions to agent resellers *3: Definitions of some operating revenues items were changed beginning with FY2012 financial results presentation.

4
FY12/1-3Q
FY13/1-3Q

FY2013/3Q 4 Key Developments Highlights:

(1)	Increased net additions and improved MNP performance
(2)	Expanded LTE/smartphone user base (3) ARPU growth trend (4) Improved cost efficiency
5

Net Additions

(1,000 subs)

410

No. of net adds doubled over the 200 same period of previous year

FY2012 FY2013

6

1Q 2Q 3Q

Net Additions (Monthly)

Net adds market share

No. 1

(1,000 subs) 279

Net adds on an upward trend since

Sept. 20, 2013 October 2013 Released iPhone 5s, iPhone 5c

37

Sept. Oct. Nov. Dec.

-67

7

93

MNP Performance

(1,000 subs)

Sept. Oct. Nov.Dec

-95 -93 -69

-133 -132

-51 Showing steady

improvement

-190

Sept. 20, 2013 -212 Released iPhone 5s, iPhone 5c FY2012 FY2013

8

Churn Rate

0.91% Improved approx. 0.2pt in 3 months

Decreased

0.82%

Sept. Oct. Nov.Dec

significantly in line with improvement in MNP performance

0.74%

0.72%

Sept. 20, 2013 Released iPhone 5s, iPhone 5c

9

Total Handset/Smartphone Sales

% of smartphones to total handsets sold 61% 55%

(Million units)

Total handsets sold:

17.57 Total handsets sold:

16.07 Smartphone sales on the increase

Smartphones Smartphones sold: sold:

9.87

9.69

FY12/1-3Q FY13/1-3Q

10

Smartphone Users

% of LTE

(Million

subs) smartphones increased by 73% 30pt

% of LTE-enabled 27.00

smartphone users Steadily expanded

22.78

43% smartphone user base

16.61

FY12/3Q 4Q FY13/3Q 2Q 3Q Mar. 31, 2014

(Forecast)

11

LTE Subscriptions

(Million subs)

25.00

19.02 Recording steady increase

8.68

FY12/3Q 4Q FY13/1Q 2Q 3Q Mar. 31, 2014

(Forecast)

12

Packet ARPU (Exclusive of “Monthly Support” Impact)

(Yen)

2,970

2,930

Upward trend

2,830

continues

FY12/3Q 4Q FY13/1Q 2Q 3QFull-year

*For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document 13

Smart ARPU

(Yen)

500 510

420 Recording a favorable increase

FY12/3Q 4Q FY13/1Q 2Q 3Q Full-year

*For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document 14

Aggregate ARPU (Exclusive of “Monthly Support” Impact)

(Yen)

5,230

5,180

+90 Packet ARPU and

Smart ARPU

-180 +140 Smart ARPU driving the growth of

Voice Packet

ARPU ARPU aggregate ARPU

(cumulative) (cumulative)

FY12/1-3Q FY/1-3Q

*For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document 15

Cost Efficiency Improvement

Cost reductions Cost reduction achieved in FY12: achieved in FY12: ¥50 billion ¥50 billion

1Q: ¥22 billion

2Q: ¥45 billion Initial plan: ¥110 billion

3Q: ¥61 billion

¥160 billion ¥178 billion

Executed full-year plan ahead of schedule, and pursuing further cost efficiency improvements

Reduction achieved in FY13 (-¥128 billion): Breakdown

Equipment sales expenses: -¥26 billion Depreciation, amortization, loss on disposal of property, plant, equipment & intangible assets: -¥26 billion Other expenses: -¥76 billion

*	Cost reduction compared to the level of FY2011 16

Results Highlights

Revenues nearly FLAT, operating income DOWN, net income UP year-on-year FY13/3Q Highlights: 4 key developments

Actions for Spring Sales Season

In light of FY13/3Q results

Initiatives targeting youth, LTE expansion and channel reinforcement

Actions for Further Growth

Growth of “dmarket”

Toward expansion of revenue sources and structural reform

17

In Light of FY13/3Q Results

Steadily regaining competitiveness after release of iPhone

Add momentum leveraging spring sales season

Increase net additions Boost smartphone sales even further Expand LTE subscriber base

18

Planned Actions for Spring Sales Season

(1)	Promotion focused on youth and families
(2)	World’s fastest quad-band LTE
(3)	Leverage DOCOMO’s strengths in distribution channel & after-sales support

19

Planned Actions for Spring Sales Season

Promotions targeting youth/families

Photograph has been removed due to image rights restrictions.

20

Planned Actions for Spring Sales Season

Promotions targeting youth/families

Students: Student’s family:

Basic monthly charge: New Basic monthly charge:

subscription

¥0 for 3 years

¥0 for 3 years Handset Basic monthly charge:

upgrade

practically ¥0 for 1 year

Students: Students:

Eligible for additional Up to Can earn additional free data discount for purchase of allowances by signing up for 1GB certain smartphone models: ¥10,080 multiple “dmarket” services:

*	Certain conditions apply for each discount program. For more details, see our website, etc. 21

DOCOMO LTE: Untiring Efforts

Quad-band LTE service provided only by DOCOMO

Quad-band operation realizes comfortable access with the use of 4 spectrum bands!

World’s fastest 150Mbps service (max. downlink speed) now available!

22

LTE Base Station Roll-Out Plan

(Doubling no. of installations in 1 year)

LTE coverage expansion achieving steady progress

52,000 45,000 stations stations

2.0GHz

37,000 stations 2.0GHz 30,000 stations

2.0GHz 1.7GHz

24,400 stations 1.7GHz

2.0GHz

1.7GHz

2.0GHz

1.5GHz

1.5GHz

1.5GHz

1.5GHz

1.5GHz

800MHz 800MHz 800MHz 800MHz 800MHz

2013/3 2013/6 2013/9 2013/12 2014/3

(planned) 23

LTE Base Station Roll-Out Plan

(Doubling no. of installations in 1 year)

Mobile connectivity everywhere to meet various usage needs in everyday life

LTE coverage (%) (As of Dec. 31, 2013)

Nationwide Shinkansen Principal campuses of all Large-scale commercial/ (bullet train) stations: universities/colleges in Japan: leisure facilities

100% 100% 96%

* (Correspondence According to a survey colleges of are principal not included) campuses of 772 universities/colleges in Japan on the public register published by Ministry of Education, Culture, Sport, Science and Technology 24

DOCOMO's Quad-Band LTE

Expeditiously expanding coverage of world's fastest 150Mbps LTE service

Rolled out service in urban centers, covering major stations and busy business/shopping districts



Osaka Loop Line
Osaka
Temma
Sakuranomiya
Kyobashi
Osakajo-Koen
Morinomiya
Tamatsukuri
Tsuruhashi
Momodani
Teradacho
Tennoji
Shin-Imamiya
Imamiya
Ashiharabashi
Taisho
Bentencho
Nishikujo
Noda
Fukushima
Yamanote Line (Tokyo)
Sugamo
Komagome
Tabata
Nishi-Nippori
Nippori
Uguisudani
Ueno
Okachi-machi
Akihabara
Kanda
Tokyo
Yurakucho
Shinbashi
Hamamatsucho
Tamachi
Shinagawa
Osaki
Gotanda
Meguro
Ebisu
Shibuya
Harajuku
Yoyogi
Shinjuku
Shin-Okubo
Takadanobaba
Mejiro
Ikebukuro
Otsuka
: Stations where 150Mbps service is available

* Maximum downlink speed for iPhone 5s and iPhone 5c is 100Mbps

* Based on transmission speed of LTE network. According to publicly disclosed data of each company (as of October 2013). 150Mbps service is currently provided in limited areas of Tokyo, Osaka and Nagoya regions. The above maximum transmission speed of 150Mbps is the theoretical maximum download speed as specified in the LTE technical standard, and the actual rate may vary depending on the communications environment

25

DOCOMO LTE: For Enhanced Comfort

“6-sector base stations” capable of connecting six times as many users with a single site

Effective utilization of radio spectrum

Ordinary base station 3-sector base station 6-sector base station (Omni type)

LTE Speed Survey Results

Effects of quad-band LTE becoming visible

KADOKAWA ASCII Research Laboratories RBB Today In-house

survey during

Osaka Nagoya Tokyo “Hatsumode”

50 locations in Osaka City 50 locations in Nagoya City Meiji Jingu Shrine period (Nov. 2013) (Jan. 2014) (Jan. 2014) (first shrine visit after New Year’s) (Jan. 2014)

No. 1 No. 1 No. 1

Meiji Jingu Fushimi Inari Taisha Sumiyoshi Taisha Atsuta Jingu

*	Rankings for Nagoya and Meiji Jingu Shrine are based on downlink speed 27

Overseas LTE Roaming

Allows users to enjoy high-speed access even when traveling abroad

Compatible models (iPhone): 2 models (planned) To start progressively

iPhone 5s and iPhone 5c from late March 2014

Compatible models (Android/data communication devices): 12 models (planned)

SH-01F F-01F SO-02F SC-01F

Leveraging DOCOMO’s Strength (Distribution Channel)

Customer responsiveness

= Source of competitiveness

docomo Shop satisfaction score Call center satisfaction score

Time of handset purchase

No. 1 After-sales support No.1 After-sales support No. 1

*docomo Shop satisfaction score: Based on an in-house survey on customers who have visited their carrier’s shop during the three-month period preceding the survey (Survey period: Dec. 20-25, 2013) No. of samples surveyed: DOCOMO= 950, au= 569, SoftBank= 466) *Call center satisfaction score: Based on an in-house survey of customers who have used call center of each carrier during the three-month period preceding the survey (Survey period: Dec. 20-25, 2013) No. of samples surveyed: DOCOMO= 183, au= 191, SoftBank= 146) 29

Leveraging DOCOMO’s Strength (After-Sales Support)

DOCOMO’s generous insurance packages for iPhone

Two optional insurance plans:

AppleCare+ for iPhone

After-sales service/support provided by Apple

Mobile Phone Protection & Delivery Service for iPhone

DOCOMO’s proprietary insurance service providing coverage against all kinds of emergencies for ¥7,875

Damage beyond repair Loss Theft

Water damage Damage Malfunction

Leveraging (After- DOCOMO’s Sales Support) Strength

Support structure to ensure peace of mind

“Smartphone Anshin Remote Support” subscriptions

(Millions subs)

5.32

User

Share same screen

1.55

Operator

1.55 ‘12 ‘13

3Q 4Q 1Q 2Q 3Q

Results Highlights

Revenues nearly FLAT, operating income DOWN, net income UP year-on-year FY13/3Q Highlights: 4 key developments

Actions for Spring Sales Season

In light of FY13/3Q results

Initiatives targeting youth, LTE expansion and channel reinforcement

Actions for Further Growth

Growth of “dmarket”

Toward expansion of revenue sources and structural reform

Historical Growth and Changes of Content Business

Smartphone contribution expanding in both models

Gross billing amount of DOCOMO’s contents business

Service

“dmarket”, etc.

provider model

“dmenu”, etc.

Platform provider model

“iMenu”

FY11/3Q 4Q FY12/1Q 2Q 3Q 4Q FY13/1Q 2Q 3Q

Historical Growth of Principal Services

Subscriptions growing at a favorable pace

(Million subs) Total 19.93 million subs *1

“i-concier” 9.45

“i-concier”

9.45 million

7.07

“docomo Service Pack”

5.46 Osusume Pack Anshin Pack

2.06 million 3.40 million

“dmarket”

“docomo Service Pack” “dmarket”

“dvideo” “dhits”

Launched

4.34 million 1.73 million May 16, 2013

“d anime store” “dkids” New

0.98 million 20,000

1 Crossover between “i-concier” and “Osusume Pack” is eliminated.

FY11/3Q 4Q FY12/1Q 2Q 3Q 4Q FY13/1Q 2Q 3Q

* No. of “dmarket” service subscriptions above accounts for only monthly subscriptions and one-time transactions are not included. 34

Historical Growth of “dmarket” Usage Per Subscriber

Usage recording constant growth as a result of enrichment of “dmarket” stores

Historical growth of “dmarket” usage per user

(Yen) Approx. 800

Approx. 680

2013/Mar. Jun. Sept. Dec.

New service of dmarket: “dkids”

Got off to a good start, receiving favorable reviews from parent/child users

Acquired over 20,000 subscriptions in just 1 month after service launch. Approx. 40% of users purchased a new tablet device upon subscription to service

Global Business Expansion: Progress

Realize “smart life” also in markets outside Japan

Global business-related revenues New business

domains

(Billions of yen) Approx.

81.3

Expanded mobile/e-commerce & payment business in Europe

Overseas deployment of new non-core services offered in Japan

Up 19%

year-on-year Carrier business

Strengthened joint service development/collaboration promoted under Japan/China/Korea carrier partnership Facilitated collaboration among 10 major carriers in Asia through Conexus Mobile Alliance Approx. 68.5 Started offering bundled service (e.g., fixed, CATV, etc) in Guam

FY12/1-3Q FY13/1-3Q

(Cumulative) (Cumulative)

International communication

Launched “Global 1 day Pake” flat-rate data billing plan (starting from ¥980/24 hours)

New Business Revenues: Progress

(Billions of yen)

Up 26% year-on-year

465

370 Approx 100 . Approx 165 .

Approx 105 . Approx 95 .

FY12/1-3Q

¥ 1trillion

Others

Making favorable

700 Finance/

Payment progress

Approx. 250 Approx.

180 toward target

Commerce Approx. Approx. 300 220

Approx.

160 Media/ Content Approx. 300 Approx.

140

FY12/1-3Q FY13/1-3Q FY13(full-year) FY15(target)

Business Structure Reform/Reconstruction

Implement sweeping reforms to enter a new stage

Objectives

Integrated Strengthen sales capacity Step up actions group undertaken in new business domains management Faster decision making More efficient business operation

Actions

Increase staff count of corporate marketing units across Japan Reorganize area centers (branches) Utilization of specialists possessing in-depth knowledge/expertise pertaining to the locality

Increase staff count of new business-related business units Review development structure/processes

Reorganize structure of Head Office, Regional Offices and Group Companies

[Resource shift (conceptual image)]

New Businesses: +1,000

To be implemented New business: +300

Corporate Marketing: +1,000-2,000

July 2014 Corporate Marketing: +500

July 2014 Mar. 31, 2017

FY2013/1-3Q Results: Summary

iPhone effects becoming visible

(1) Increased net additions and improved MNP performance (2) Expanded LTE/smartphone user base (3) ARPU growth trend (4) Improved cost efficiency

Focus on youth segment/LTE during spring sales season

Creation/expansion of new revenue sources

NTT docomo

Appendices

Operating Revenues

U.S. GAAP

(Billions of yen)

4,640.0

3,370.8

3,363.6

FY2012/1-3Q

FY2013/1-3Q

FY2013 (full-year forecast)

Mobile communications services revenues 2,399.1 2,220.2 2,961.0 Other operating revenues 388.0 467.6 672.0 Equipment sales revenues 583.7 675.8 1,007.0

“International services revenues” are included in “Mobile communications services revenues”

Operating Expenses

2,668.6

2,674.9

3,800.0

U.S. GAAP

(Billions of yen)

FY2013 FY2012/1-3Q FY2013/1-3Q

(full-year forecast)

Personnel expenses 208.9 207.8 286.0

Taxes and public duties 29.1 29.4 38.0

Depreciation and amortization 500.5 521.8 713.0

Loss on disposal of property, plant and 39.8 47.6 65.0

equipment and intangible assets

Communication network charges 163.7 158.0 191.0

Non- personnel expenses 1,726.5 1,710.4 2,507.0

(Incl) Revenue- linked expenses 938.5 917.9 1,375.0

(Incl) Other non- personnel expenses 788.1 792.5 1,132.0

*Revenue-linked expenses: Cost of equipment sold + commissions to agent resellers + loyalty program expenses

Capital Expenditures

U.S. GAAP

(Billions of yen)

540.4

472.3

700.0

FY2012/1-3Q FY2013/1-3Q FY2013 (full-year forecast)

Mobile phone business (LTE) 150.2 249.8 370.0 Mobile phone business (FOMA) 155.8 54.1 68.0 Mobile phone business (other) 132.7 94.9 132.0 Other (information systems, etc) 101.8 73.5 130.0

Operational Results & Forecasts

Cellular phone

Number of subscriptions (thousands) FOMA (3G) Xi (LTE) i-mode sp-mode Communication module service Net additional subscriptions (thousands)

Handsets sold (thousands) (Including handsets sold without involving sales by DOCOMO)

Total handsets sold

New Xi subscription

Change of subscription

Xi from FOMA

Xi handset upgrade by

Xi subscribers

New FOMA subscription

Change of subscription

FOMA from Xi

FOMA handset upgrade

by FOMA subscribers

Churn rate (%) Aggregate ARPU (yen) Voice ARPU (yen) Packet ARPU (yen) Smart ARPU (yen) MOU (minutes)

FY2012/1-3Q FY2013/1-3Q Changes FY2013

(Cumulative) (Cumulative) (1) (2) Full-year forecast

(1)	(2)

60,988 62,182 1,194 63,390

52,310 43,160 -9,150 38,390

8,678 19,021 10,343 25,000

34,909 27,826 -7,083 24,030

16,193 22,271 6,078 27,160

3,000 3,303 303 -

859 646 -213 1,850

17,570 16,065 -1,505 -

1,776 3,093 1,317 -

5,002 5,472 470 -

379 1,772 1,393 -

3,426 2,142 -1,284 -

17 46 29 -

6,971 3,540 -3,430 -

0.80 0.83 0.03 -

4,890 4,570 -320 4,530

1,800 1,420 -380 1,320

2,690 2,660 -30 2,700

400 490 +90 510

119 108 -11 -

Principal Services: Miscellaneous Data

FY2013/2Q FY2013/3Q Changes

(Previous quarter)

(1)	(2) (1) (2)

dmarket

dvideo subscriptions (Millions) 4.46 4.34 -0.12

dhits subscriptions (Millions) 1.55 1.73 0.18

danime store subscriptions (Millions) 1.01 0.98 -0.03

dmusic cumulative downloads (Millions) 26.50 29.20 2.7

dbook cumulative downloads (Millions) 167.70 182.88 15.18

docomo Service Pack

Osusume Pack subscriptions (Millions) 1.42 2.06 0.64

Anshin Pack subscriptions (Millions) 2.63 3.40 0.78

Other new businesses

Karada-no-Kimochi subs (Millions) 0.23 0.26 0.03

NOTTV subscriptions (Millions) 1.48 1.53 0.05

Aggregate ARPU/MOU

: Voice ARPU : Packet ARPU : Smart ARPU

(Yen)

4,930 4,870 4,850

370 4,670 4,610 4,590 4,510 4,530

390 420

460 460 490 500 510

2,660 2,670 2,720

2,690

2,680 2,670 2,640 2,700

1,900 1,810 1,710 1,520 1,470 1,430 1,370 1,320

FY2012/1Q 2Q 3Q 4Q FY2013/1Q 2Q 3Q FY2013

(full-year forecast)

MOU 119 119 118 110 109 108 107

(Minutes)

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation regarding the definition and calculation methods of ARPU and MOU, please see slide “Definition and Calculation Methods of ARPU and MOU“ in this document

Aggregate ARPU

(Exclusive of “Monthly Support” Impact)

: Voice ARPU (Excl. “Monthly Support” impact) : Packet ARPU (Excl. “Monthly Support” impact) Smart ARPU

: “Monthly Support” impact on voice ARPU : “Monthly Support” impact on packet ARPU

(Yen)

5,110 5,160 5,240 5,180 5,190 5,240 5,250 5,250

(180) (290) (390) (510) (580) (650) (740) (720)

370 390 420 460 460 490 500 510

(40)	(80) (110) (170) (210) (240) (290) (270)

2,700 2,750 2,830 2,860 2,890 2,910 2,930 2,970

(140) (210) (280)

(340) (370) (410) (450) (450)

2,040 2,020 1,990 1,860 1,840 1,840 1,820 1,770

FY2013/1Q 2Q 3Q 4Q FY2013/1Q 2Q 3Q FY2013

(Full-year forecast)

Smart ARPU is not impacted by “Monthly Support” discounts * Numbers in parentheses indicate impact of “Monthly Support” discounts

ARPU data contained in this document are calculated based on the new ARPU definition

For an explanation on ARPU, please see slide “Definition and Calculation Methods of ARPU and MOU” in this document

Return to Shareholders

(Yen)

Dividend amount (per share)

Payout ratio

60

60

56

52 52 50.7%

50.1% 48.8% 48

43.8% 44.1%

43.0%

* Adjusted for the 1:100 stock split conducted on Oct. 1, 2013

FY08 FY09 FY10 FY11 FY12 FY13 (planned)

Key Financial Indicators

	FY2012/ 1-3Q (Cumulative)	FY2013/ 1-3Q (Cumulative)	FY2012/ End	FY2013/ End (Forecast)
Profitability/efficiency indicators				
EBITDA (billions of yen)	1,221.4	1,233.4	1,569.3	1,581.0
EBITDA margin (%)	36.2	36.7	35.1	34.1
Adjusted free cash flow (billions of yen)	29.4	86.4	225.6	300.0
ROE (%) [Net income attributable to NTT DOCOMO, INC / shareholders' equity] *	-	-	9.4	9.2
ROCE (%) [Operating income / (shareholders' equity+ interest bearing liabilities)] *	-	-	15.3	14.6
Safety indicators				
Shareholders' equity ratio (%) [Shareholders' equity/ total assets]	75.1	77.2	74.9	-
Debt / Equity ratio [Interest bearing liabilities / shareholders equity]	0.048	0.040	0.047	-
Interest bearing liabilities / EBITDA multiples	-	-	0.16	-
Equity value indicators				
EPS (Yen) [Net income attributable to NTT DOCOMO, INC per share]	-	-	118.41	122.99
PER [Market capitalization / net income attributable to NTT DOCOMO, INC]	-	-	12.0	-
PBR [Market capitalization / shareholders' equity]	1.0	1.3	1.1	-
Dividend payout ratio (%)	-	-	50.7	48.8
Dividend yield (%) [Annual cash dividend per share / closing share price at end of period]	4.8	3.5	4.2	-
Market capitalization (billions of yen) [Closing share price at end of period x number of outstanding shares (excluding treasury stocks) at end of period]	5,142.0	7,153.2	5,892.5	-

* ROE and ROCE are calculated using the average end-of-period shareholders' equity and interest bearing liabilities for the current and previous fiscal periods.

51

NTT

docomo

Definition and Calculation Methods of ARPU and MOU

i. Definition of ARPU and MOU a. ARPU (Average monthly Revenue Per Unit):

Average monthly revenue per unit, or ARPU, is used to measure average monthly operating revenues attributable to designated services on a per subscription basis. ARPU is calculated by dividing various revenue items included in operating revenues from our mobile communications services and a part of other operating revenues by the number of active subscriptions to our wireless services in the relevant periods. We believe that our ARPU figures provide useful information to analyze the average usage per subscription and the impacts of changes in our billing arrangements. The revenue items included in the numerators of our ARPU figures are based on our U.S. GAAP results of operations. b. MOU (Minutes of Use): Average monthly communication time per subscription.

ii. ARPU Calculation Methods

Aggregate ARPU = Voice ARPU + Packet ARPU + Smart ARPU

- Voice ARPU : Voice ARPU Related Revenues (basic monthly charges, voice communication charges)

/ No. of active subscriptions

- Packet ARPU : Packet ARPU Related Revenues (basic monthly charges, packet communication charges)

/ No. of active subscriptions

- Smart ARPU : A part of other operating revenues (revenues from content services, proxy bill collection commissions, mobile phone insurance service, advertising and others) / No. of active subscriptions

iii. Active Subscriptions Calculation Methods

Sum of No. of active subscriptions for each month ((No. of subscriptions at the end of previous month + No. of subscriptions at the end of current month) / 2) during the relevant period

Note: Subscriptions and revenues for communication module services, “Phone Number Storage” and “Mail Address Storage” services are not included in the ARPU and MOU calculations.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

i. EBITDA and EBITDA margin Billions of yen

Year ended Nine months ended Nine months ended

March 31, 2013 December 31, 2012 December 31,2013

a. EBITDA ¥ 1,569.3 ¥ 1,221.4 ¥ 1,233.4

Depreciation and amortization (700.2) (500.5) (521.8)

Loss on sale or disposal of property, plant and equipment (31.9) (18.8) (23.0)

Operating income 837.2 702.2 688.7

Other income (expense) (3.8) (3.0) 14.9

Income taxes (334.6) (275.7) (271.1)

Equity in net income (losses) of affiliates (18.0) (13.7) (7.2)

Less: Net (income) loss attributable to noncontrolling interests 10.3 6.6 4.9

b. Net income attributable to NTT DOCOMO, INC. 491.0 416.5 430.2

c. Operating revenues 4,470.1 3,370.8 3,363.6

EBITDA margin (=a/c) 35.1% 36.2% 36.7%

Net income margin (=b/c) 11.0% 12.4% 12.8%

Note : EBITDA and EBITDA margin, as we use them, are different from EBITDA as used in Item 10(e) of regulation S-K and may not be comparable to similarly titled measures used by other companies.

"Nine months ended December 31, 2012" has been revised for the retrospective application of equity method for an investee.

ii. ROCE before tax effect Billions of yen

Year ended

March 31, 2013

a. Operating income ¥ 837.2

b. Capital employed 5,470.7

ROCE before tax effect (=a/b) 15.3%

Note: Capital employed (for annual period) = The average of (NTT DOCOMO, INC. shareholders' equity + Interest bearing liabilities), each as of March 31, 2012 and 2013. Interest bearing liabilities = Current portion of long-term debt + Short-term borrowings + Long-term debt “Year ended March 31, 2013” has been revised for the retrospective application of equity method for an investee.

Reconciliations of the Disclosed Non-GAAP Financial Measures to the Most Directly Comparable GAAP Financial Measures

iii. Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes

Billions of yen

Year ended Nine months ended Nine months ended

March 31, 2013 December 31, 2012 December 31,2013

Free cash flows excluding irregular factors and effect by transfer of receivables and changes in investments for cash management purposes ¥ 225.6 ¥ 29.4 ¥ 86.4

Irregular factors (1) 147.0 147.0 -

Effect of transfer of receivables (2) (242.0) (253.0) -

Changes in investments for cash management purposes (3) 99.9 150.1 28.4

Free cash flows 230.5 73.6 114.8

Net cash used in investing activities (701.9) (474.2) (547.3)

Net cash provided by operating activities 932.4 547.8 662.1

Note: (1) Irregular factors represent the effects of uncollected revenues due to a bank closure at the end of the fiscal period.

(2) Effect of transfer of receivables represents the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION. Net cash provided by operating activities includes the effect caused by the uncollected amounts of transferred receivables of telephone charges to NTT FINANCE CORPORATION for cash management purposes except for the year ended March 31, 2013 and for the six months ended September 30, 2012.

(3) Changes in investments for cash management purposes were derived from purchases, redemption at maturity and disposals of financial instruments held for cash management purposes with original maturities of longer than three months.

Special Note Regarding Forward-Looking Statements

This presentation contains forward-looking statements such as forecasts of results of operations, management strategies, objectives and plans, forecasts of operational data such as the expected number of subscription, and the expected dividend payments. All forward-looking statements that are not historical facts are based on management’s current plans, expectations, assumptions and estimates based on the information currently available. Some of the projected numbers in this earnings release were derived using certain assumptions that are indispensable for making such projections in addition to historical facts. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those contained in or suggested by any forward-looking statement. Potential risks and uncertainties include, without limitation, the following:

(1) Changes in the market environment in the telecommunications industry, such as intensifying competition from other businesses or other technologies caused by Mobile Number Portability, development of appealing new handsets, new market entrants, mergers among other service providers and other factors, or the expansion of the areas of competition could limit the acquisition of new subscriptions and retention of existing subscriptions by our corporate group or may lead to ARPU diminishing at a greater than expected rate, an increase in our costs or an inability to reduce expenses as expected.

(2) If current and new services, usage patterns, and sales schemes proposed and introduced by our corporate group cannot be developed as planned, or if unanticipated expenses arise the financial condition of our corporate group could be affected and our growth could be limited.

(3) The introduction or change of various laws or regulations inside and outside of Japan, or the application of such laws and regulations to our corporate group could restrict our business operations, which may adversely affect our financial condition and results of operations.

(4) Limitations in the amount of frequency spectrum or facilities made available to us could negatively affect our ability to maintain and improve our service quality and level of customer satisfaction and could increase our costs.

(5) Other mobile service providers in the world may not adopt the technologies and the frequency bands that are compatible with those used by our corporate group’s mobile communications system on a continuing basis, which could affect our ability to sufficiently offer international services.

(6) Our domestic and international investments, alliances and collaborations may not produce the returns or provide the opportunities we expect.

(7) Malfunctions, defects or imperfection in our products and services or those of other parties may give rise to problems.

(8) Social problems that could be caused by misuse or misunderstanding of our products and services may adversely affect our credibility or corporate image.

(9) Inadequate handling of confidential business information including personal information by our corporate group, contractors and others may adversely affect our credibility or corporate image.

(10)Owners of intellectual property rights that are essential for our business execution may not grant us a license or other use of such intellectual property rights, which may result in our inability to offer certain technologies, products and/or services, and our corporate group may also be held liable for damage compensation if we infringe the intellectual property rights of others. In addition, the illicit use by a third party of the intellectual property rights owned by our corporate group could reduce our license revenues actually obtained and may inhibit our competitive superiority.

(11)Events and incidents caused by natural disasters, social infrastructure paralysis such as power shortages, proliferation of harmful substances, terror or other destructive acts, the malfunctioning of equipment, software bugs, deliberate incidents induced by computer viruses, cyber attacks, equipment misconfiguration, hacking, unauthorized access and other problems could cause failure in our networks, distribution channels and/or other factors necessary for the provision of service, disrupting our ability to offer services to our subscribers, and such incidents may adversely affect our credibility or corporate image or lead to a reduction of revenues and/or increase of costs.

(12)Concerns about adverse health effects arising from wireless telecommunications may spread and consequently adversely affect our financial condition and results of operations.

(13)Our parent company, NIPPON TELEGRAPH AND TELEPHONE CORPORATION (NTT), could exercise influence that may not be in the interests of our other shareholders.

Company names, product names, service names, logos and brands included in this document are the trademarks or registered trademarks of NTT DOCOMO, INC. or their respective organizations.

iPhone is a trademark of Apple Inc.

The iPhone trademark is used under a license from Aiphone K.K.